UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)

                              ThermoLase Corporation
                          ----------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                   883624-10-8
                               ------------------
                                 (CUSIP Number)

        Seth H. Hoogasian, Esq.              Thermo Electron Corporation
          General Counsel                          81 Wyman Street
          (781) 622-1000                         Waltham, MA  02254-9046
        -----------------------------------------------------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  March 23, 1998
               ---------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
        Schedule 13D, and is filing this schedule because of Rule
        13d-1(b)(3) or (4), check the following box [  ].

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
PAGE

                     NAME OF REPORTING PERSON
              1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
                     PERSON
                     Thermo Electron Corporation
                     IRS No. 04-2209186


              2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [   ]
                                                          (b) [ x ]

              3      SEC USE ONLY



              4      SOURCE OF FUNDS*

                     WC

              5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)    [    ]


              6      CITIZENSHIP OR PLACE OF ORGANIZATION

                     State of Delaware
                      7  SOLE VOTING POWER
         NUMBER OF
                         30,113,004
           SHARES
                      8  SHARED VOTING POWER
        BENEFICIALLY
                         0
          OWNED BY    9  SOLE DISPOSITIVE POWER

             EACH        30,113,004
                      10 SHARED DISPOSITIVE POWER
          REPORTING
                         0
         PERSON WITH
PAGE

             11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                     REPORTING PERSON

                     30,113,004

             12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                     EXCLUDES CERTAIN SHARES*                [   ]

             13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                     79.1%
             14      TYPE OF REPORTING PERSON *

                     CO
PAGE

             Thermo Electron Corporation hereby amends its statement on
        Schedule 13D relating to the shares (the "Shares") of common stock, par value $.01 per share, of ThermoLase Corporation (the "Issuer"), as set forth below.

        Item 2.  Identity and Background.

             Item 2 is hereby amended and restated in its entirety as follows:

             This Amendment is being filed by Thermo Electron Corporation (the "Reporting Person"), pursuant to Rule 13d-2, to reflect an increase in the Reporting Person's holdings of the Issuer's Shares since the Reporting Person's last filing on Schedule 13D, in March, 1998, of more than one percent. The Reporting Person holds the Shares of the Issuer that are the subject of this Amendment through one or more controlled subsidiaries. As of the date of this Amendment, 27,960,996 shares were held by ThermoTrex Corporation ("ThermoTrex"), a majority-owned subsidiary of the Reporting Person.

             The Reporting Person develops, manufactures and markets environmental, analytical and process control instruments, cogeneration and alternative-energy power plants, low-emission combustion systems, paper and waste-recycling equipment, and biomedical products. The Reporting Person also provides a range of services including environmental remediation and consulting, laboratory analysis, and metals fabrication and processing, as well as research and product development in unconventional imaging, adaptive optics, and direct energy conversion.

             The principal business address and principal office address of the Reporting Person, a Delaware corporation, is 81 Wyman Street, Waltham, Massachusetts 02254-9046.

             Appendix A attached to this Amendment sets forth with respect to each executive officer and director of the Reporting Person his or her (a) name; (b) residence or business address;
        (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship. To the knowledge of the Reporting Person, there is no person who may be deemed to be a controlling person of the Reporting Person.

             During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

             During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer
PAGE
        or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order
        (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

        Item 3.  Source and Amount of Funds or Other Consideration.

             Item 3 is hereby amended and restated in its entirety as follows:

             The Reporting Person has expended approximately $13,931,601 in purchasing Shares of the Issuer since the date of its last filing on Schedule 13D. These funds were paid out of the Reporting Person's working capital.

        Item 4.   Purpose of Transaction

             Item 4 is hereby amended and restated in its entirety as follows:

             The Reporting Person may make purchases of Shares or other securities of the Issuer in such manner and in such amounts as it determines to be appropriate (i) in order for ThermoTrex to maintain at least 50% ownership of the Issuer or (ii) for other purposes. In determining whether to do so for other purposes, the Reporting Person will consider various relevant factors, including its evaluation of the Issuer's business, prospects and financial condition, amounts and prices of available securities of the Issuer, the market for the Issuer's securities, other opportunities available to the Reporting Person and general market and economic conditions. Purchases may be made either on the open market or directly from the Issuer.

             Except as set forth in this Item 4 and in Item 6, neither the Reporting Person nor, to the Reporting Person's knowledge, any of the executive officers or directors of the Reporting Person has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although the Reporting Person and such other persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

        Item 5.  Interest in Securities of the Issuer.

             Items 5(a) - (c) are hereby amended and restated in their entirety as follows:

             (a) The Shares beneficially owned by the Reporting Person include 2,152,008 Shares, or approximately 5.7% of the outstanding Shares, owned directly by the Reporting Person, and 27,960,996 shares, or approximately 73.4% of the outstanding Shares, owned directly by ThermoTrex. To the knowledge of the
PAGE

        Reporting Person, the executive officers and directors of the Reporting Person beneficially own an aggregate of 327,242 Shares or approximately 0.9% of the outstanding Shares. To the knowledge of the Reporting Person, the Shares beneficially owned by all executive officers and directors of the Reporting Person include 273,108 Shares that such persons have the right to acquire within 60 days through the exercise of stock options. Ownership information for each executive officer and director of the Reporting Person who owns Shares is set forth below.

        Name                                 Number of
        ----                                 ---------
                                             Shares(1)
                                             ------


        John M. Albertine                           2,000
        Peter O. Crisp                             57,443

        Elias P. Gyftopoulos                       61,400
        George N. Hatsopoulos                      31,125
        John N. Hatsopoulos                        42,329

        Frank Jungers                               3,300
        Paul F. Kelleher                           83,300
        Robert A. McCabe                            3,145

        Frank E. Morris                             2,000
        Donald E. Noble                             6,000
        Hutham S. Olayan                            2,000

        Peter G. Pantazelos                         1,200
        William A. Rainville                       10,000

        Arvin H. Smith                             10,000
        Roger D. Wellington                         2,000
        John W. Wood Jr.                           10,000

        All directors and current executive        327,242
        officers as a group (17 persons)

        ________

        (1) Shares reported as beneficially owned by Dr. Albertine, Mr. Crisp, Dr. Gyftopoulos, Dr. G. Hatsopoulos, Mr. J. Hatsopoulos, Mr. Jungers, Mr. Kelleher, Mr. McCabe, Dr. Morris, Mr. Noble, Ms. Olayan, Mr. Rainville, Mr. Smith, Mr. Wellington, Mr. Wood and all directors and executive officers as a group include 2,000, 22,508, 61,400, 28,800, 39,400, 2,000, 77,000, 2,000, 2,000,
        2,000, 2,000, 10,000, 10,000, 2,000, 10,000 and 273,108 Shares,
        respectively, that such person or members of the group have the right to acquire within 60 days.

        While certain directors and executive officers of the Reporting Person are also directors and officers of the Issuer, all such
PAGE
        persons disclaim beneficial ownership of the Shares owned by the Reporting Person.

             (b) The Reporting Person and the executive officers and directors of the Reporting Person have the sole power to vote and dispose of the Shares each such person owns. Shares beneficially owned by Ms. Hutham S. Olayan do not include 10,000 Shares owned by Crescent Growth Fund, Ltd., which is indirectly controlled by Mr. Suliman S. Olayan, Ms. Olayan's father. Ms. Olayan disclaims beneficial ownership of the Shares owned by Crescent Growth Fund, Ltd.

             (c) The Reporting Person has effected the following transactions with respect to the Shares since its last Schedule 13d was filed:

              DATE      AMOUNT (SHS.)  PRICE PER       TRANSFER TYPE
YPE
                                          SHARE

            03/13/98        10,900        $6.88     Purchase on Open
                                                    Market
            03/16/98        75,100        $6.88     Purchase on Open
                                                    Market
            03/17/98        56,500        $6.63     Purchase on Open
                                                    Market

            03/17/98        8,900         $8.56     Purchase on Open
                                                    Market
            03/18/98        7,300         $6.50     Purchase on Open
                                                    Market
            03/19/98        4,600         $6.38     Purchase on Open
                                                    Market

            03/19/98        4,700         $6.50     Purchase on Open
                                                    Market
            03/19/98         600          $6.31     Purchase on Open
                                                    Market
            03/19/98         100          $6.44     Purchase on Open
                                                    Market

            03/20/98        50,000        $5.81     Purchase on Open
                                                    Market
            03/20/98        52,700        $6.00     Purchase on Open
                                                    Market
            03/20/98        22,600        $5.88     Purchase on Open
                                                    Market

            03/20/98        10,000        $6.25     Purchase on Open
                                                    Market
            03/23/98        8,000         $6.00     Purchase on Open
                                                    Market

            03/23/98       167,500        $5.50     Purchase on Open
                                                    Market
PAGE

            04/06/98      2,000,000       $5.00     Private Purchase by
                                                    ThermoTrex

            04/06/98       200,000        $5.00     Private Purchase by
                                                    Thermo Electron

        To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person have effected no transactions in the Shares in the past 60 days, other than an open market purchase by Dr. Elias P. Gyftopoulos of 1,000 shares at a price of $8.00 per share on March 3, 1998.

        Item 6.   Contracts, Arrangements, Understandings or
        Relationships with respect to Securities of the Issuer.

             The first paragraph of Item 6 is hereby amended and restated in its entirety as follows:

             Of the 30,113,004 Shares beneficially owned by the Reporting Person, 196,750 Shares are subject to options to acquire such Shares granted by the Reporting Person pursuant to its director and employee stock option plans. The executive officers and directors of the Reporting Person have the right, pursuant to such options, to acquire 74,000 Shares. In addition, the following executive officers and directors of the Reporting Person have the right to acquire shares from the Issuer pursuant to the Issuer's director and employee stock option plans: Dr. Elias P. Gyftopoulos has the right to acquire 61,400 Shares within 60 days; Dr. George N. Hatsopoulos has the right to acquire 28,800 shares within 60 days; Mr. John N. Hatsopoulos has the right to acquire 14,400 shares within 60 days; and Mr. Paul
        F. Kelleher has the right to acquire 72,000 shares within 60 days.

             On April 6, 1998, Thermo Electron and ThermoTrex entered into an agreement with The Crown in Right of Alberta ("Alberta") pursuant to which Thermo Electron and ThermoTrex agreed to purchase 2,000,000 and 200,000 Shares, respectively, from Alberta at a price of $5.00 per share in a private transaction.

             Item 7.  Items filed as Exhibits.

             The following is hereby added as an additional exhibit to this Schedule 13D:

             (i) Agreement by and among The Crown in Right of Alberta, ThermoTrex Corporation and Thermo Electron Corporation relating to the purchase of an aggregate of 2,200,000 Shares by ThermoTrex and Thermo Electron.
PAGE

        Signature

             After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

        Date: April 6, 1998           THERMO ELECTRON CORPORATION


                                           By:  /s/ Melissa F. Riordan
                                                ----------------------
                                                Melissa F. Riordan
                                                Treasurer
PAGE

             Appendix A is hereby amended and restated in its entirety as follows:

                                   APPENDIX A
                                   ----------

             The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer of Thermo Electron is 81 Wyman Street, Waltham, Massachusetts 02254-9046.

        John M. Albertine:                      Director, Thermo Electron
        ------------------

             Dr. Albertine is Chairman of the Board and Chief Executive Officer of Albertine Enterprises, Inc., an economic and public policy consulting firm. His business address is Albertine Enterprises, Inc., 1156 15th Street N.W., Suite 505, Washington, DC 20005.

        Peter O. Crisp:                         Director, Thermo Electron
        ---------------

             Mr. Crisp was, until September 1997, a General Partner of Venrock Associates, a venture capital investment firm. His address is 103 Horseshoe Road, Mill Neck, New York 11765-1005.

        Elias P. Gyftopoulos:                   Director, Thermo Electron
        ---------------------

             Dr. Gyftopoulos is Professor Emeritus of the Massachusetts Institute of Technology. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

        Frank Jungers:                          Director, Thermo Electron
        -------------

             Mr. Jungers is a consultant on business and energy matters. His business address is 822 NW Murray, Suite 242, Portland, Oregon 97229.

        Robert A. McCabe:                       Director, Thermo Electron
        -----------------

             Mr. McCabe is President of Pilot Capital Corporation, a firm specializing in private investments and acquisition services.
        His business address is Pilot Capital Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

        Frank E. Morris:                        Director, Thermo Electron
        ----------------

             Dr. Morris served as President of the Federal Reserve Bank of Boston from 1968 until he retired in 1988. Dr. Morris also served as the Peter Drucker Professor of Management at Boston College from 1989 to 1994. His residential address is P.O. Box 825, 24 Sugarhouse Road, New London, New Hampshire 03257.
        Donald E. Noble:                        Director, Thermo Electron
        ----------------
PAGE

             For more than 20 years, from 1959 to 1980, Mr. Noble served as the Chief Executive Officer of Rubbermaid, Incorporated, first with the title of President and then as Chairman of the Board. His business address is Rubbermaid Incorporated, 1147 Akron Road, Wooster, Ohio 44691.

        Hutham S. Olayan:                       Director, Thermo Electron
        -----------------

             Ms. Olayan is the President and a director of Olayan America Corporation, a firm engaged in advisory services and private investments, including real estate. Her business address is Suite 1100, 505 Park Avenue, New York, New York 10022. Ms. Olayan is a citizen of Saudi Arabia.

        Richard F. Syron:                       Director, Thermo Electron
        -----------------

             Mr. Syron has served as the Chairman and Chief Executive Officer of the American Stock Exchange since 1994. Mr. Syron was President and Chief Executive Officer of the Federal Reserve Bank of Boston from 1989 to 1994. His business address is 86 Trinity Place, New York, New York 10006.

        Roger D. Wellington:                    Director, Thermo Electron
        --------------------

             Mr. Wellington is the President and Chief Executive Officer of Wellington Consultants, Inc. and of Wellington Associates, Inc., international business consulting firms. His address is P.O. Box 8186, Longboat Key, Florida 34228.

        George N. Hatsopoulos:                  Director, Chairman of the
        ----------------------
                                                Board and Chief
                                                Executive Officer,
                                                Thermo Electron

        John N. Hatsopoulos:                    Director, President and
        --------------------
                                                Chief Financial Officer,
                                                Thermo Electron

        Peter G. Pantazelos:                    Executive Vice President,
        --------------------
                                                Corporate Development
                                                Thermo Electron

        Arvin H. Smith:                         Executive Vice President,
        ---------------
                                                Thermo Electron

        William A. Rainville:                   Senior Vice President,
        ---------------------
                                                Thermo Electron

        John W. Wood Jr.:                       Senior Vice President,
        -----------------
                                                Thermo Electron
        Paul F. Kelleher:                       Senior Vice President,
        -----------------
                                                Finance & Administration
PAGE
                                                and Chief Accounting
                                                Officer, Thermo Electron
PAGE

                                                                EXHIBIT 1


                                    AGREEMENT


             The Crown in Right of Alberta, a sovereign government with a principal place of business at Alberta Treasury, Room 502, 9515 107th Street, Edmonton, Alberta T5K 2C3, Canada (the "Seller"), ThermoTrex Corporation, a Delaware corporation with a principal place of business at 10455 Pacific Center Court, San Diego, California 02121 ("ThermoTrex"), and Thermo Electron Corporation, a Delaware corporation with a principal place of business at 81 Wyman Street, Waltham, Massachusetts 02254 ("Thermo Electron"), hereby agree as follows:

             1. The Seller hereby agrees to sell (i) 2,000,000 shares of the common stock, $.01 par value per share (the "Common Stock"), of ThermoLase Corporation ("ThermoLase") to ThermoTrex and (ii) 200,000 shares of the Common Stock of ThermoLase to Thermo Electron, in each case for consideration of $5.00 per share, and to execute any and all further documents necessary to complete the transfer of the shares sold hereunder (the "Shares") to each of ThermoTrex and Thermo Electron.

             2. The Seller represents and warrants that (i) it has good and marketable title to the Shares, (ii) the Shares are not subject to any encumbrance of any nature, and (iii) it does not need the consent of any person to sell the Shares to each of ThermoTrex and Thermo Electron.

             3. The closing of the sale of the Shares will take place on April 6, 1998.

             IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of March 27, 1998.


                                           THE CROWN IN RIGHT OF ALBERTA

                                           By:/s/ Mike Neuman
                                              ---------------------------
                                              Mike Neuman
                                              Director, Banking and Cash
                                              Management


                                           THERMO ELECTRON CORPORATION

                                           By: /s/ Gary S. Weinstein
                                               --------------------------
                                               Gary S. Weinstein
                                               Vice President


                                           THERMOTREX CORPORATION
PAGE

                                           By: /s/ Gary S. Weinstein
                                               --------------------------
                                               Gary S. Weinstein
                                               Chief Executive Officer